Surf Air Mobility Inc.

12111 S. Crenshaw Blvd.

Hawthorne, California 90250

VIA EDGAR

November 9, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Michael Purcell

Re:	Surf Air Mobility Inc.
Registration Statement on Form S-1 Filed November 9, 2023
File No. 333-275434
Request for Acceleration

Dear Mr. Purcell

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Surf Air Mobility Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time, on November 13, 2023, or as soon thereafter as practicable. The Registrant respectfully requests that you notify Jeeho Lee of O’Melveny & Myers LLP, counsel to the Registrant, of such effectiveness by telephone at (212) 326-2266.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Ms. Lee at the telephone number above.

Sincerely,

Surf Air Mobility Inc.

By:	/s/ Stan Little
Name:	Stan Little
Title:	Chief Executive Officer

cc:

C. Brophy Christensen, Partner, O’Melveny & Myers LLP

Jeeho Lee, Partner, O’Melveny & Myers LLP

Yoon-jee Kim, Counsel, O’Melveny & Myers LLP